FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	October	…………………………………………… ,	2014

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	October 28, 2014	By ……/s/……… Shinichi Aoyama ………
(Signature)*

Shinichi Aoyama General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED SEPTEMBER 30, 2014

CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2014

October 27, 2014

CONSOLIDATED RESULTS FOR THE THIRD QUARTER

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months ended September 30, 2014	Three months ended September 30, 2013	Change(%)		Three months ended September 30, 2014

Net sales	¥872,208	¥913,149	-	4.5	$8,001,908
Operating profit	71,832	90,610	-	20.7	659,009
Income before income taxes	80,164	88,056	-	9.0	735,450
Net income attributable to Canon Inc.	¥58,249	¥58,822	-	1.0	$534,394

Net income attributable to Canon Inc. stockholders per share:

- Basic	¥52.67	¥51.20	+	2.9	$0.48
- Diluted	52.67	51.20	+	2.9	0.48

CONSOLIDATED RESULTS FOR THE NINE MONTHS (Millions of yen, thousands of U.S. dollars, except per share amounts)
	Actual					Projected
	Nine months ended September 30, 2014	Nine months ended September 30, 2013	Change(%)		Nine months ended September 30, 2014	Year ending December 31, 2014	Change(%)

Net sales	¥2,667,316	¥2,696,682	-	1.1	$24,470,789	¥3,740,000	+	0.2
Operating profit	265,020	243,737	+	8.7	2,431,376	370,000	+	9.7
Income before income taxes	276,330	247,179	+	11.8	2,535,138	380,000	+	9.3
Net income attributable to Canon Inc.	¥186,707	¥166,231	+	12.3	$1,712,908	¥250,000	+	8.5

Net income attributable to Canon Inc. stockholders per share:

- Basic	¥167.10	¥144.40	+	15.7	$1.53	¥224.28	+	11.7
- Diluted	167.10	144.39	+	15.7	1.53	-		-

	Actual
	As of September 30, 2014	As of December 31, 2013	Change(%)		As of September 30, 2014

Total assets	¥4,172,718	¥4,242,710	-	1.6	$38,281,817

Canon Inc. stockholders’ equity	¥2,888,720	¥2,910,262	-	0.7	$26,502,018

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY109=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of September 30, 2014, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2014 Third Quarter in Review

Looking back at the global economy in the third quarter of 2014, the U.S. economy, buoyed by strong consumer spending, recovered steadily. In Europe, the economy remained sluggish, with deteriorating conditions in Russia potentially having a negative effect on the recovery in neighboring euro area countries. The pace of economic expansion in China was modest while other emerging countries in Southeast Asia and South America faced slowdowns in market growth due to economic stagnation. As for Japan, with the economy yet to recover from the decline following the rush in demand leading up to the hike in the country’s consumption tax, growth fell short of the rate recorded in the same period of the previous year. As global growth projections get revised downward with each passing quarter, the outlook for the global economy grows increasingly uncertain.

Looking at the markets in which Canon operates amid these conditions, demand for office multifunction devices (MFDs) and laser printers maintained steady growth. Demand for interchangeable-lens digital cameras remained sluggish due to the delayed economic recovery in Europe and the still depressed demand in Japan following the rush in demand prior to the consumption tax increase, while in China demand showed hearty signs of recovery. As for digital compact cameras, demand continued to shrink in both developed countries and emerging markets. Looking at the market for inkjet printers, demand decreased slightly from the previous year. In the industry and others sector, a rebound in capital investment for both image sensors and memory devices led to a pickup in demand for semiconductor lithography equipment, while demand for lithography equipment used in the production of flat panel displays (FPDs) for tablets and TV screens increased, fueling continued customer investment.

The average values of the yen during the third quarter and first nine months of the year were ¥104.22 and ¥103.01 to the U.S. dollar, respectively, year-on-year depreciations of approximately ¥5 and ¥6, and ¥137.78 and ¥139.53 to the euro, respectively, year-on-year depreciations of approximately ¥7 and ¥12.

During the third quarter, although MFDs enjoyed hearty demand and industrial equipment sales increased, the delayed recovery in demand for interchangeable-lens digital cameras and the continued shrinking of the market for digital compact cameras led to reduced net sales. As a result, third-quarter net sales decreased 4.5% year on year to ¥872.2 billion (U.S.$8,002 million). Net sales for the nine months ended September 30, 2014, totaled ¥2,667.3 billion (U.S.$24,471 million), a year-on-year decline of 1.1%. The gross profit ratio for the third quarter rose 0.5 points year on year to 49.5% thanks to a production shift to highly profitable high-added-value products and ongoing cost-cutting activities at production sites along with the depreciation of the yen. The gross profit ratio for the first nine months of the year also increased by 1.9 points to 50.5%. Despite an increase in foreign-currency-denominated operating expenses due to the depreciation of the yen, Group-wide efforts to thoroughly reduce spending contributed to limiting the increase in operating expenses to just ¥359.6 billion (U.S.$3,299 million), an increase of 0.9% year on year. As a result, third-quarter operating profit decreased by 20.7% year on year to ¥71.8 billion (U.S.$659 million). Other income for the quarter increased by ¥10.9 billion (U.S.$100 million) due to foreign currency exchange gains while income before income taxes decreased by 9.0% to ¥80.2 billion (U.S.$735 million). Net income attributable to Canon Inc. decreased by 1.0% to ¥58.2 billion (U.S.$534 million). Operating profit for the first nine months of the year increased by 8.7% to ¥265.0 billion (U.S.$2,431 million) owing to the increased profit in the first half while income before income taxes increased 11.8% year on year to ¥276.3 billion (U.S.$2,535 million). Net income attributable to Canon Inc. for the first nine months increased by 12.3% to ¥186.7 billion (U.S.$1,713 million) .

Basic net income attributable to Canon Inc. stockholders per share for the third quarter was ¥52.67 (U.S.$0.48), an increase of ¥1.47 (U.S.$0.01) compared with the corresponding quarter of the previous year, and ¥167.10 (U.S.$1.53) for the first nine months of 2014, a year-on-year increase of ¥22.70 (U.S.$0.21).

Results by Segment

Looking at Canon’s quarterly performance by business unit, within the Office Business Unit, although sales of color office MFDs increased significantly from the year-ago period, led by healthy growth of the imageRUNNER ADVANCE C5200 series along with well-received new models, total sales volume remained at the same level as the previous year due to sluggish demand for monochrome models. As for high-speed continuous-feed printers, the Océ ColorStream 3000 series enjoyed solid sales. Among laser printers, although color multifunction models recorded sales growth, total sales volume decreased slightly from the year-ago period owing to the decrease in demand for monochrome models. Sales of consumables declined from the year-ago period, which had recorded strong sales. As a result, sales for the business unit totaled ¥482.3 billion (U.S.$4,424 million), a year-on-year decline of 2.4%, while operating profit totaled ¥57.9 billion (U.S.$531 million), decreasing 13.7%. Sales for the combined first nine months of the year totaled ¥1,513.9 billion (U.S.$13,889 million), growing 2.4% year on year, while operating profit increased by 7.4% to ¥218.5 billion (U.S.$2,004 million).

Within the Imaging System Business Unit, although sales volume of interchangeable-lens digital cameras declined owing to the shrinking market in Japan and other regional markets due to the delayed economic recovery, the advanced-amateur-model EOS 70D realized healthy growth, enabling Canon to maintain the top share in such major markets as Europe, the U.S. and Japan. As for digital compact cameras, despite a decline in total sales volume, sales of high-added-value models featuring high image quality and high-magnification zoom capabilities recorded solid growth, enabling the maintaining of a high market share. Looking at inkjet printers, amid the market contraction due to the delay in economic recovery, especially in Europe and Asia, sales volume for the quarter remained at the same level as the previous year while sales of consumable supplies increased from the year-ago period. As a result, third-quarter sales for the business unit decreased by 9.4% to ¥315.8 billion (U.S.$2,898 million) year on year, while operating profit declined 23.9% to ¥43.3 billion (U.S.$398 million). Sales for the first nine months totaled ¥941.0 billion (U.S.$8,633 million), decreasing 8.9% year on year, while operating profit totaled ¥136.3 billion (U.S.$1,251 million), a decrease of 3.8% year on year.

In the Industry and Others Business Unit, ongoing investment by memory device manufacturers in response to the healthy growth in demand for smartphones and tablets led to increased third-quarter unit sales of semiconductor lithography equipment while a recovery in investment for panels used for tablets and TV screens, boosted unit sales of FPD lithography equipment. Consequently, third-quarter sales for the business unit totaled ¥97.0 billion (U.S.$890 million), an increase of 2.0% year on year, while operating profit recorded a loss of ¥5.0 billion (U.S.$45 million) owing to investment into next-generation technologies, an improvement of ¥3.2 billion (U.S.$29 million) from the year-ago period. Sales for the first nine months of the year grew 10.1% year on year to ¥282.1 billion (U.S.$2,588 million), while operating profit posted a loss of ¥15.1 billion (U.S.$138 million).

Cash Flow

During the first nine months of 2014, cash flow from operating activities totaled ¥398.6 billion (U.S.$3,656 million), an increase of ¥55.2 billion (U.S.$507 million) compared with the previous year owing to the increase in profit as well as an improvement in working capital. Although capital investment was focused on new products, cash flow from investing activities increased ¥23.8 billion (U.S.$218 million) year on year to ¥231.4 billion (U.S.$2,123 million) as a result of an outlay for the acquisition of Milestone Systems aimed at enhancing the network camera business. Accordingly, free cash flow totaled ¥167.2 billion (U.S.$1,533 million), an increase of ¥31.4 billion (U.S.$289 million) compared with the corresponding year-ago period.

Cash flow from financing activities recorded an outlay of ¥250.7 billion (U.S.$2,300 million), mainly arising from the dividend payout and the repurchasing of treasury stock.

Owing to these factors, as well as the impact of foreign currency translation adjustments, cash and cash equivalents decreased by ¥81.6 billion (U.S.$748 million) to ¥707.3 billion (U.S.$6,489 million) from the end of the previous year.

Outlook

As for the outlook in the fourth quarter, with the economies of Europe and emerging countries appearing to be at a standstill, prospects for the future remain uncertain. As for the Japanese economy, projections indicate that more time will be needed to recover fully from the decline that followed the raising of the country’s consumption tax. Looking at the U.S. economy, however, improved employment conditions and a steady recovery in consumer spending, offer a promising outlook for the year-end shopping season.

In the businesses in which Canon operates, demand for MFDs is projected to continue to expand moderately, mainly for color models, while demand in the laser printer market is expected to remain at the same level as the previous year. As for interchangeable-lens digital cameras, while Europe and Japan still await a market recovery, an upturn in demand is expected in the U.S. and Chinese markets. Within the digital compact camera market, although projections point to continued market contraction for low-end models, demand is expected to grow steadily for high-added-value models featuring high image quality and high-magnification zoom capabilities. Looking at inkjet printers, demand is expected to contract from last year’s level due to the delayed recovery of the global economy. As for the industrial equipment market, manufacturers are expected to continue making capital outlays for semiconductor lithography equipment amid growing demand projected for memory devices and image sensors, as well as for FPD lithography equipment owing to a stable supply-and-demand balance for panels.

With regard to currency exchange rates for the fourth quarter, on which Canon’s performance outlook is based, Canon anticipates exchange rates of ¥108 to the U.S. dollar and ¥137 to the euro, representing depreciations of approximately ¥7 against the U.S. dollar, and approximately ¥9 against the euro compared with the annual average rates of the previous year.

Upon taking into consideration these foreign exchange rate assumptions, Canon projects full-year consolidated net sales in 2014 of ¥3,740.0 billion (U.S.$34,312 million), a year on year increase of 0.2%; operating profit of ¥370.0 billion (U.S.$3,394 million), a year-on-year increase of 9.7%; income before income taxes of ¥380.0 billion (U.S.$3,486 million), a year-on-year increase of 9.3%; and net income attributable to Canon Inc. of ¥250.0 billion (U.S.$2,294 million), a year-on-year increase of 8.5%.

Consolidated Outlook

Fiscal year	Millions of yen
	Year ending		Change (B - A)	Year ended	Change (%) (B -C) / C
	December 31, 2014			December 31, 2013
	Previous Outlook (A)	Revised Outlook (B)		Results (C)

Net sales	¥3,780,000	¥3,740,000	¥(40,000)	¥3,731,380	+0.2%
Operating profit	365,000	370,000	5,000	337,277	+9.7%
Income before income taxes	370,000	380,000	10,000	347,604	+9.3%
Net income attributable to Canon Inc.	¥240,000	¥250,000	¥10,000	¥230,483	+8.5%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen			Thousands of U.S. dollars
	As of September 30, 2014	As of December 31, 2013	Change	As of September 30, 2014
ASSETS
Current assets:
Cash and cash equivalents	¥707,326	¥788,909	¥(81,583)	$6,489,229
Short-term investments	84,483	47,914	36,569	775,073
Trade receivables, net	531,571	608,741	(77,170)	4,876,798
Inventories	568,800	553,773	15,027	5,218,349
Prepaid expenses and other current assets	300,505	286,605	13,900	2,756,927

Total current assets	2,192,685	2,285,942	(93,257)	20,116,376
Noncurrent receivables	30,071	19,276	10,795	275,881
Investments	61,608	70,358	(8,750)	565,211
Property, plant and equipment, net	1,247,839	1,278,730	(30,891)	11,448,064
Intangible assets, net	144,015	145,075	(1,060)	1,321,239
Other assets	496,500	443,329	53,171	4,555,046

Total assets	¥4,172,718	¥4,242,710	¥(69,992)	$38,281,817

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥1,333	¥1,299	¥34	$12,229
Trade payables	306,060	307,157	(1,097)	2,807,890
Accrued income taxes	42,399	53,196	(10,797)	388,982
Accrued expenses	316,061	315,536	525	2,899,642
Other current liabilities	156,613	171,119	(14,506)	1,436,817

Total current liabilities	822,466	848,307	(25,841)	7,545,560
Long-term debt, excluding current installments	1,365	1,448	(83)	12,523
Accrued pension and severance cost	206,352	229,664	(23,312)	1,893,138
Other noncurrent liabilities	94,832	96,514	(1,682)	870,018

Total liabilities	1,125,015	1,175,933	(50,918)	10,321,239

Equity:
Canon Inc. stockholders’ equity:
Common stock	174,762	174,762	-	1,603,321
Additional paid-in capital	401,631	402,029	(398)	3,684,688
Legal reserve	64,095	63,091	1,004	588,028
Retained earnings	3,252,817	3,212,692	40,125	29,842,358
Accumulated other comprehensive income (loss)	(42,927)	(80,646)	37,719	(393,826)
Treasury stock, at cost	(961,658)	(861,666)	(99,992)	(8,822,551)

Total Canon Inc. stockholders’ equity	2,888,720	2,910,262	(21,542)	26,502,018

Noncontrolling interests	158,983	156,515	2,468	1,458,560

Total equity	3,047,703	3,066,777	(19,074)	27,960,578

Total liabilities and equity	¥4,172,718	¥4,242,710	¥(69,992)	$38,281,817

	Millions of yen			Thousands of U.S. dollars
	As of September 30, 2014	As of December 31, 2013		As of September 30, 2014
Notes:

1. Allowance for doubtful receivables	¥12,040	¥12,730		$110,459
2. Accumulated depreciation	2,461,832	2,383,530		22,585,615
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	24,752	1,734		227,083
Net unrealized gains and losses on securities	10,827	10,242		99,330
Net gains and losses on derivative instruments	(1,037)	(2,408)		(9,514)
Pension liability adjustments	(77,469)	(90,214)		(710,725)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income
Results for the third quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended September 30, 2014	Three months ended September 30, 2013	Change(%)		Three months ended September 30, 2014

Net sales	¥872,208	¥913,149	-	4.5	$8,001,908
Cost of sales	440,742	466,017			4,043,504

Gross profit	431,466	447,132	-	3.5	3,958,404
Operating expenses:
Selling, general and administrative expenses	284,507	279,124			2,610,156
Research and development expenses	75,127	77,398			689,239

	359,634	356,522			3,299,395

Operating profit	71,832	90,610	-	20.7	659,009
Other income (deductions):
Interest and dividend income	1,832	1,498			16,807
Interest expense	(126)	(106)			(1,156)
Other, net	6,626	(3,946)			60,790

	8,332	(2,554)			76,441

Income before income taxes	80,164	88,056	-	9.0	735,450

Income taxes	20,226	27,215			185,560

Consolidated net income	59,938	60,841			549,890
Less: Net income attributable to noncontrolling interests	1,689	2,019			15,496

Net income attributable to Canon Inc.	¥58,249	¥58,822	-	1.0	$534,394

Results for the nine months	Millions of yen				Thousands of U.S. dollars
	Nine months ended September 30, 2014	Nine months ended September 30, 2013	Change(%)		Nine months ended September 30, 2014

Net sales	¥2,667,316	¥2,696,682	-	1.1	$24,470,789
Cost of sales	1,320,858	1,386,279			12,117,963

Gross profit	1,346,458	1,310,403	+	2.8	12,352,826
Operating expenses:
Selling, general and administrative expenses	854,606	838,107			7,840,422
Research and development expenses	226,832	228,559			2,081,028

	1,081,438	1,066,666			9,921,450

Operating profit	265,020	243,737	+	8.7	2,431,376
Other income (deductions):
Interest and dividend income	5,749	4,239			52,743
Interest expense	(360)	(357)			(3,303)
Other, net	5,921	(440)			54,322

	11,310	3,442			103,762

Income before income taxes	276,330	247,179	+	11.8	2,535,138

Income taxes	83,406	75,985			765,193

Consolidated net income	192,924	171,194			1,769,945
Less: Net income attributable to noncontrolling interests	6,217	4,963			57,037

Net income attributable to Canon Inc.	¥186,707	¥166,231	+	12.3	$1,712,908

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Consolidated statements of comprehensive income
Results for the third quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended September 30, 2014	Three months ended September 30, 2013	Change(%)		Three months ended September 30, 2014

Consolidated net income	¥59,938	¥60,841	-	1.5	$549,890
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	76,251	5,145			699,550
Net unrealized gains and losses on securities	2,033	1,757			18,651
Net gains and losses on derivative instruments	(1,643)	833			(15,073)
Pension liability adjustments	(581)	2,900			(5,330)

	76,060	10,635			697,798

Comprehensive income	135,998	71,476	+	90.3	1,247,688
Less: Comprehensive income attributable to noncontrolling interests	2,297	2,399			21,073

Comprehensive income attributable to Canon Inc.	¥133,701	¥69,077	+	93.6	$1,226,615

Results for the nine months	Millions of yen				Thousands of U.S. dollars
	Nine months ended September 30, 2014	Nine months ended September 30, 2013	Change(%)		Nine months ended September 30, 2014
Consolidated net income	¥192,924	¥171,194	+	12.7	$1,769,945
Other comprehensive income, net of tax
Foreign currency translation adjustments	23,261	142,279			213,404
Net unrealized gains and losses on securities	645	3,912			5,917
Net gains and losses on derivative instruments	1,374	4,440			12,606
Pension liability adjustments	12,780	2,819			117,247

	38,060	153,450			349,174

Comprehensive income	230,984	324,644	-	28.9	2,119,119
Less: Comprehensive income attributable to noncontrolling interests	6,539	6,796			59,991

Comprehensive income attributable to Canon Inc.	¥224,445	¥317,848	-	29.4	$2,059,128

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. DETAILS OF SALES

Results for the third quarter	Millions of yen				Thousands of U.S. dollars
Sales by business unit	Three months ended September 30, 2014	Three months ended September 30, 2013	Change(%)		Three months ended September 30, 2014
Office	¥482,250	¥493,865	-	2.4	$4,424,312
Imaging System	315,833	348,637	-	9.4	2,897,550
Industry and Others	96,983	95,074	+	2.0	889,752
Eliminations	(22,858)	(24,427)		-	(209,706)

Total	¥872,208	¥913,149	-	4.5	$8,001,908

	Millions of yen				Thousands of U.S. dollars
Sales by region	Three months ended September 30, 2014	Three months ended September 30, 2013	Change(%)		Three months ended September 30, 2014
Japan	¥160,296	¥167,968	-	4.6	$1,470,606
Overseas:
Americas	244,944	257,677	-	4.9	2,247,193
Europe	243,850	262,953	-	7.3	2,237,156
Asia and Oceania	223,118	224,551	-	0.6	2,046,953

	711,912	745,181	-	4.5	6,531,302

Total	¥872,208	¥913,149	-	4.5	$8,001,908

Results for the nine months	Millions of yen				Thousands of U.S. dollars
Sales by business unit	Nine months ended September 30, 2014	Nine months ended September 30, 2013	Change(%)		Nine months ended September 30, 2014
Office	¥1,513,919	¥1,478,103	+	2.4	$13,889,165
Imaging System	941,029	1,032,757	-	8.9	8,633,294
Industry and Others	282,070	256,089	+	10.1	2,587,798
Eliminations	(69,702)	(70,267)		-	(639,468)

Total	¥2,667,316	¥2,696,682	-	1.1	$24,470,789

	Millions of yen				Thousands of U.S. dollars
Sales by region	Nine months ended September 30, 2014	Nine months ended September 30, 2013	Change(%)		Nine months ended September 30, 2014
Japan	¥516,563	¥503,340	+	2.6	$4,739,110
Overseas:
Americas	726,645	771,761	-	5.8	6,666,468
Europe	778,109	805,262	-	3.4	7,138,615
Asia and Oceania	645,999	616,319	+	4.8	5,926,596

	2,150,753	2,193,342	-	1.9	19,731,679

Total	¥2,667,316	¥2,696,682	-	1.1	$24,470,789

Notes:	1.	The primary products included in each of the segments are as follows:
		Office Business Unit :

Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital production printing systems /
High speed continuous feed printers / Wide-format printers / Document solutions

		Imaging System Business Unit :

Interchangeable lens digital cameras / Digital compact cameras / Digital camcorders / Digital cinema cameras / Interchangeable lenses /
Inkjet printers / Large-format inkjet printers / Commercial photo printers / Image scanners / Multimedia projectors /
Broadcast equipment / Calculators

		Industry and Others Business Unit :

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / Digital radiography systems /
Ophthalmic equipment / Vacuum thin-film deposition equipment / Organic LED (OLED) panel manufacturing equipment /
Die bonders / Micromotors / Network cameras / Handy terminals / Document scanners

	2.	The principal countries and regions included in each regional category are as follows:
	Americas: United States of America, Canada, Latin America
	Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa
	Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Thousands of U.S. dollars
	Nine months ended September 30, 2014	Nine months ended September 30, 2013	Nine months ended September 30, 2014
Cash flows from operating activities:
Consolidated net income	¥192,924	¥171,194	$1,769,945
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	190,089	201,052	1,743,936
Loss on disposal of fixed assets	7,936	7,409	72,807
Deferred income taxes	(2,802)	(1,998)	(25,706)
Decrease in trade receivables	76,748	100,044	704,110
Increase in inventories	(14,179)	(4,746)	(130,083)
Increase (decrease) in trade payables	3,196	(59,605)	29,321
Decrease in accrued income taxes	(10,722)	(22,683)	(98,367)
Decrease in accrued expenses	(120)	(13,799)	(1,101)
Decrease in accrued (prepaid) pension and severance cost	(6,618)	(11,254)	(60,716)
Other, net	(37,902)	(22,288)	(347,724)

Net cash provided by operating activities	398,550	343,326	3,656,422
Cash flows from investing activities:
Purchases of fixed assets	(160,629)	(180,932)	(1,473,661)
Proceeds from sale of fixed assets	3,096	1,378	28,404
Purchases of available-for-sale securities	(266)	(3,198)	(2,440)
Proceeds from sale and maturity of available-for-sale securities	2,572	3,220	23,596
Increase in time deposits, net	(33,542)	(22,888)	(307,725)
Acquisitions of subsidiaries, net of cash acquired	(53,285)	(4,914)	(488,853)
Purchases of other investments	-	(244)	-
Other, net	10,664	(31)	97,835

Net cash used in investing activities	(231,390)	(207,609)	(2,122,844)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	848	1,248	7,780
Repayments of long-term debt	(1,430)	(1,989)	(13,119)
Increase (decrease) in short-term loans, net	(50)	176	(459)
Dividends paid	(145,790)	(155,627)	(1,337,523)
Repurchases of treasury stock, net	(100,000)	(49,992)	(917,431)
Other, net	(4,279)	(5,883)	(39,257)

Net cash used in financing activities	(250,701)	(212,067)	(2,300,009)
Effect of exchange rate changes on cash and cash equivalents	1,958	50,193	17,963

Net change in cash and cash equivalents	(81,583)	(26,157)	(748,468)
Cash and cash equivalents at beginning of period	788,909	666,678	7,237,697

Cash and cash equivalents at end of period	¥707,326	¥640,521	$6,489,229

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. NOTE FOR GOING CONCERN ASSUMPTION

      Not applicable.

6. SEGMENT INFORMATION

(1) SEGMENT INFORMATION BY BUSINESS UNIT

Results for the third quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended September 30, 2014	Three months ended September 30, 2013	Change(%)		Three months ended September 30, 2014
Office
Net sales:
External customers	¥481,621	¥493,030	-	2.3	$4,418,541
Intersegment	629	835	-	24.7	5,771

Total	482,250	493,865	-	2.4	4,424,312

Operating cost and expenses	424,358	426,771	-	0.6	3,893,193

Operating profit	¥57,892	¥67,094	-	13.7	$531,119

Imaging System
Net sales:
External customers	¥315,658	¥348,423	-	9.4	$2,895,945
Intersegment	175	214	-	18.2	1,605

Total	315,833	348,637	-	9.4	2,897,550

Operating cost and expenses	272,487	291,698	-	6.6	2,499,880

Operating profit	¥43,346	¥56,939	-	23.9	$397,670

Industry and Others
Net sales:
External customers	¥74,929	¥71,696	+	4.5	$687,422
Intersegment	22,054	23,378	-	5.7	202,330

Total	96,983	95,074	+	2.0	889,752

Operating cost and expenses	101,935	103,212	-	1.2	935,183

Operating profit	¥(4,952)	¥(8,138)		-	$(45,431)

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(22,858)	(24,427)		-	(209,706)

Total	(22,858)	(24,427)		-	(209,706)

Operating cost and expenses	1,596	858		-	14,643

Operating profit	¥(24,454)	¥(25,285)		-	$(224,349)

Consolidated
Net sales:
External customers	¥872,208	¥913,149	-	4.5	$8,001,908
Intersegment	-	-		-	-

Total	872,208	913,149	-	4.5	8,001,908

Operating cost and expenses	800,376	822,539	-	2.7	7,342,899

Operating profit	¥71,832	¥90,610	-	20.7	$659,009

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the nine months	Millions of yen				Thousands of U.S. dollars
	Nine months ended September 30, 2014	Nine months ended September 30, 2013	Change(%)		Nine months ended September 30, 2014
Office
Net sales:
External customers	¥1,511,439	¥1,472,615	+	2.6	$13,866,413
Intersegment	2,480	5,488	-	54.8	22,752

Total	1,513,919	1,478,103	+	2.4	13,889,165

Operating cost and expenses	1,295,451	1,274,746	+	1.6	11,884,871

Operating profit	¥218,468	¥203,357	+	7.4	$2,004,294

Imaging System
Net sales:
External customers	¥940,543	¥1,032,183	-	8.9	$8,628,835
Intersegment	486	574	-	15.3	4,459

Total	941,029	1,032,757	-	8.9	8,633,294

Operating cost and expenses	804,695	891,059	-	9.7	7,382,523

Operating profit	¥136,334	¥141,698	-	3.8	$1,250,771

Industry and Others
Net sales:
External customers	¥215,334	¥191,884	+	12.2	$1,975,541
Intersegment	66,736	64,205	+	3.9	612,257

Total	282,070	256,089	+	10.1	2,587,798

Operating cost and expenses	297,130	277,593	+	7.0	2,725,963

Operating profit	¥(15,060)	¥(21,504)		-	$(138,165)

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(69,702)	(70,267)		-	(639,468)

Total	(69,702)	(70,267)		-	(639,468)

Operating cost and expenses	5,020	9,547		-	46,056

Operating profit	¥(74,722)	¥(79,814)		-	$(685,524)

Consolidated
Net sales:
External customers	¥2,667,316	¥2,696,682	-	1.1	$24,470,789
Intersegment	-	-		-	-

Total	2,667,316	2,696,682	-	1.1	24,470,789

Operating cost and expenses	2,402,296	2,452,945	-	2.1	22,039,413

Operating profit	¥265,020	¥243,737	+	8.7	$2,431,376

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

(2)  SEGMENT INFORMATION BY GEOGRAPHIC AREA

Results for the third quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended September 30, 2014	Three months ended September 30, 2013	Change(%)		Three months ended September 30, 2014
Japan
Net sales:
External customers	¥183,294	¥192,300	-	4.7	$1,681,596
Intersegment	442,120	498,894	-	11.4	4,056,147

Total	625,414	691,194	-	9.5	5,737,743

Operating cost and expenses	561,124	614,605	-	8.7	5,147,926

Operating profit	¥64,290	¥76,589	-	16.1	$589,817

Americas
Net sales:
External customers	¥244,427	¥257,536	-	5.1	$2,242,450
Intersegment	2,696	1,938	+	39.1	24,733

Total	247,123	259,474	-	4.8	2,267,183

Operating cost and expenses	240,467	250,210	-	3.9	2,206,119

Operating profit	¥6,656	¥9,264	-	28.2	$61,064

Europe
Net sales:
External customers	¥243,446	¥262,358	-	7.2	$2,233,450
Intersegment	14,909	13,749	+	8.4	136,779

Total	258,355	276,107	-	6.4	2,370,229

Operating cost and expenses	260,574	273,939	-	4.9	2,390,587

Operating profit	¥(2,219)	¥2,168		-	$(20,358)

Asia and Oceania
Net sales:
External customers	¥201,041	¥200,955	+	0.0	$1,844,412
Intersegment	213,361	244,411	-	12.7	1,957,441

Total	414,402	445,366	-	7.0	3,801,853

Operating cost and expenses	391,324	421,239	-	7.1	3,590,128

Operating profit	¥23,078	¥24,127	-	4.3	$211,725

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(673,086)	(758,992)		-	(6,175,100)

Total	(673,086)	(758,992)		-	(6,175,100)

Operating cost and expenses	(653,113)	(737,454)		-	(5,991,861)

Operating profit	¥(19,973)	¥(21,538)		-	$(183,239)

Consolidated
Net sales:
External customers	¥872,208	¥913,149	-	4.5	$8,001,908
Intersegment	-	-		-	-

Total	872,208	913,149	-	4.5	8,001,908

Operating cost and expenses	800,376	822,539	-	2.7	7,342,899

Operating profit	¥71,832	¥90,610	-	20.7	$659,009

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the nine months	Millions of yen				Thousands of U.S. dollars
	Nine months ended September 30, 2014	Nine months ended September 30, 2013	Change(%)		Nine months ended September 30, 2014
Japan
Net sales:
External customers	¥604,488	¥551,259	+	9.7	$5,545,761
Intersegment	1,279,697	1,397,770	-	8.4	11,740,340

Total	1,884,185	1,949,029	-	3.3	17,286,101

Operating cost and expenses	1,631,827	1,711,999	-	4.7	14,970,890

Operating profit	¥252,358	¥237,030	+	6.5	$2,315,211

Americas
Net sales:
External customers	¥725,261	¥768,520	-	5.6	$6,653,771
Intersegment	5,197	8,583	-	39.5	47,679

Total	730,458	777,103	-	6.0	6,701,450

Operating cost and expenses	715,006	756,561	-	5.5	6,559,689

Operating profit	¥15,452	¥20,542	-	24.8	$141,761

Europe
Net sales:
External customers	¥777,023	¥805,219	-	3.5	$7,128,651
Intersegment	40,902	39,850	+	2.6	375,248

Total	817,925	845,069	-	3.2	7,503,899

Operating cost and expenses	814,744	849,862	-	4.1	7,474,716

Operating profit	¥3,181	¥(4,793)		-	$29,183

Asia and Oceania
Net sales:
External customers	¥560,544	¥571,684	-	1.9	$5,142,606
Intersegment	601,283	662,584	-	9.3	5,516,357

Total	1,161,827	1,234,268	-	5.9	10,658,963

Operating cost and expenses	1,105,807	1,180,587	-	6.3	10,145,018

Operating profit	¥56,020	¥53,681	+	4.4	$513,945

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(1,927,079)	(2,108,787)		-	(17,679,624)

Total	(1,927,079)	(2,108,787)		-	(17,679,624)

Operating cost and expenses	(1,865,088)	(2,046,064)		-	(17,110,900)

Operating profit	¥(61,991)	¥(62,723)		-	$(568,724)

Consolidated
Net sales:
External customers	¥2,667,316	¥2,696,682	-	1.1	$24,470,789
Intersegment	-	-		-	-

Total	2,667,316	2,696,682	-	1.1	24,470,789

Operating cost and expenses	2,402,296	2,452,945	-	2.1	22,039,413

Operating profit	¥265,020	¥243,737	+	8.7	$2,431,376

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

7. SIGNIFICANT CHANGES IN CANON INC. STOCKHOLDERS’ EQUITY

       None.

8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1) GROUP POSITION

1.	Number of Group Companies

	September 30, 2014	December 31, 2013	Change
Subsidiaries	261	257	4
Affiliates	9	11	(2)
Total	270	268	2

2.	Change in Group Entities

Subsidiaries
Addition:	18 companies
Removal:	14 companies

Affiliates (Carried at Equity Basis)
Removal:	2 companies

3.	Subsidiaries Listed on Domestic Stock Exchange

Tokyo	Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc.

(2) SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Canon Inc.

Oct. 27, 2014

CONSOLIDATED FINANCIAL RESULTS FOR

THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2014

SUPPLEMENTARY REPORT

TABLE OF CONTENTS

PAGE
1.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	S 1
2.	SEGMENT INFORMATION BY BUSINESS UNIT	S 2
3.	OTHER INCOME / DEDUCTIONS	S 2
4.	BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT	S 3
5.	SALES GROWTH IN LOCAL CURRENCY (Year over year)	S 3
6.	PROFITABILITY	S 4
7.	IMPACT OF FOREIGN EXCHANGE RATES	S 4
8.	STATEMENTS OF CASH FLOWS	S 4
9.	R&D EXPENDITURE	S 5
10.	INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	S 5
11.	INVENTORIES	S 5
12.	DEBT RATIO	S 5
13.	OVERSEAS PRODUCTION RATIO	S 5
14.	NUMBER OF EMPLOYEES	S 5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	(Millions of yen)

	2014			2013			Change year over year
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year	3rd quarter	YTD	Year
Japan
Office	86,568	283,258	-	85,181	270,820	368,308	+1.6%	+4.6%	-
Imaging System	43,210	136,466	-	52,183	139,867	215,970	-17.2%	-2.4%	-
Industry and Others	30,518	96,839	-	30,604	92,653	131,585	-0.3%	+4.5%	-
Total	160,296	516,563	738,600	167,968	503,340	715,863	-4.6%	+2.6%	+3.2%
Overseas
Office	395,053	1,228,181	-	407,849	1,201,795	1,625,590	-3.1%	+2.2%	-
Imaging System	272,448	804,077	-	296,240	892,316	1,232,216	-8.0%	-9.9%	-
Industry and Others	44,411	118,495	-	41,092	99,231	157,711	+8.1%	+19.4%	-
Total	711,912	2,150,753	3,001,400	745,181	2,193,342	3,015,517	-4.5%	-1.9%	-0.5%
Americas
Office	160,979	472,967	-	164,728	470,991	629,472	-2.3%	+0.4%	-
Imaging System	76,181	232,551	-	85,563	274,180	392,373	-11.0%	-15.2%	-
Industry and Others	7,784	21,127	-	7,386	26,590	37,656	+5.4%	-20.5%	-
Total	244,944	726,645	1,036,400	257,677	771,761	1,059,501	-4.9%	-5.8%	-2.2%
Europe
Office	153,735	497,702	-	163,676	505,803	694,563	-6.1%	-1.6%	-
Imaging System	81,462	257,610	-	92,779	282,099	404,390	-12.2%	-8.7%	-
Industry and Others	8,653	22,797	-	6,498	17,360	25,976	+33.2%	+31.3%	-
Total	243,850	778,109	1,083,000	262,953	805,262	1,124,929	-7.3%	-3.4%	-3.7%
Asia and Oceania
Office	80,339	257,512	-	79,445	225,001	301,555	+1.1%	+14.4%	-
Imaging System	114,805	313,916	-	117,898	336,037	435,453	-2.6%	-6.6%	-
Industry and Others	27,974	74,571	-	27,208	55,281	94,079	+2.8%	+34.9%	-
Total	223,118	645,999	882,000	224,551	616,319	831,087	-0.6%	+4.8%	+6.1%
Intersegment
Office	629	2,480	-	835	5,488	6,175	-24.7%	-54.8%	-
Imaging System	175	486	-	214	574	752	-18.2%	-15.3%	-
Industry and Others	22,054	66,736	-	23,378	64,205	85,574	-5.7%	+3.9%	-
Eliminations	(22,858)	(69,702)	-	(24,427)	(70,267)	(92,501)	-	-	-
Total	0	0	0	0	0	0	-	-	-
Total
Office	482,250	1,513,919	2,071,700	493,865	1,478,103	2,000,073	-2.4%	+2.4%	+3.6%
Imaging System	315,833	941,029	1,360,000	348,637	1,032,757	1,448,938	-9.4%	-8.9%	-6.1%
Industry and Others	96,983	282,070	398,500	95,074	256,089	374,870	+2.0%	+10.1%	+6.3%
Eliminations	(22,858)	(69,702)	(90,200)	(24,427)	(70,267)	(92,501)	-	-	-
Total	872,208	2,667,316	3,740,000	913,149	2,696,682	3,731,380	-4.5%	-1.1%	+0.2%

(P)=Projection

- S1 -

Canon Inc.

2. SEGMENT INFORMATION BY BUSINESS UNIT	(Millions of yen)

	2014			2013			Change year over year
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year	3rd quarter	YTD	Year
Office
External customers	481,621	1,511,439	2,068,400	493,030	1,472,615	1,993,898	-2.3%	+2.6%	+3.7%
Intersegment	629	2,480	3,300	835	5,488	6,175	-24.7%	-54.8%	-46.6%
Total sales	482,250	1,513,919	2,071,700	493,865	1,478,103	2,000,073	-2.4%	+2.4%	+3.6%
Operating profit	57,892	218,468	293,200	67,094	203,357	266,908	-13.7%	+7.4%	+9.9%
% of sales	12.0%	14.4%	14.2%	13.6%	13.8%	13.3%	-	-	-
Imaging System
External customers	315,658	940,543	1,359,300	348,423	1,032,183	1,448,186	-9.4%	-8.9%	-6.1%
Intersegment	175	486	700	214	574	752	-18.2%	-15.3%	-6.9%
Total sales	315,833	941,029	1,360,000	348,637	1,032,757	1,448,938	-9.4%	-8.9%	-6.1%
Operating profit	43,346	136,334	204,600	56,939	141,698	203,794	-23.9%	-3.8%	+0.4%
% of sales	13.7%	14.5%	15.0%	16.3%	13.7%	14.1%	-	-	-
Industry and Others
External customers	74,929	215,334	312,300	71,696	191,884	289,296	+4.5%	+12.2%	+8.0%
Intersegment	22,054	66,736	86,200	23,378	64,205	85,574	-5.7%	+3.9%	+0.7%
Total sales	96,983	282,070	398,500	95,074	256,089	374,870	+2.0%	+10.1%	+6.3%
Operating profit	(4,952)	(15,060)	(26,200)	(8,138)	(21,504)	(25,331)	-	-	-
% of sales	-5.1%	-5.3%	-6.6%	-8.6%	-8.4%	-6.8%	-	-	-
Corporate and Eliminations
External customers	-	-	-	-	-	-	-	-	-
Intersegment	(22,858)	(69,702)	(90,200)	(24,427)	(70,267)	(92,501)	-	-	-
Total sales	(22,858)	(69,702)	(90,200)	(24,427)	(70,267)	(92,501)	-	-	-
Operating profit	(24,454)	(74,722)	(101,600)	(25,285)	(79,814)	(108,094)	-	-	-
Consolidated
External customers	872,208	2,667,316	3,740,000	913,149	2,696,682	3,731,380	-4.5%	-1.1%	+0.2%
Intersegment	-	-	-	-	-	-	-	-	-
Total sales	872,208	2,667,316	3,740,000	913,149	2,696,682	3,731,380	-4.5%	-1.1%	+0.2%
Operating profit	71,832	265,020	370,000	90,610	243,737	337,277	-20.7%	+8.7%	+9.7%
% of sales	8.2%	9.9%	9.9%	9.9%	9.0%	9.0%	-	-	-
								(P)=Projection

3. OTHER INCOME / DEDUCTIONS								(Millions of yen)
	2014			2013			Change year over year
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year	3rd quarter	YTD	Year
Interest and dividend, net	1,706	5,389	6,600	1,392	3,882	6,029	+314	+1,507	+571
Forex gain (loss)	5,684	(1,971)	(2,300)	(3,939)	(6,083)	(1,992)	+9,623	+4,112	(308)
Equity earnings (loss) of affiliated companies	98	310	400	(481)	(356)	(664)	+579	+666	+1,064
Other, net	844	7,582	5,300	474	5,999	6,954	+370	+1,583	(1,654)
Total	8,332	11,310	10,000	(2,554)	3,442	10,327	+10,886	+7,868	(327)
							(P)=Projection

- S2 -

Canon Inc.

4. BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT
	2014			2013
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year
Office
Monochrome copiers	16%	16%	16%	16%	16%	16%
Color copiers	19%	19%	20%	18%	19%	19%
Printers	42%	42%	41%	44%	44%	42%
Others	23%	23%	23%	22%	21%	23%
Imaging System
Cameras	65%	65%	64%	68%	68%	67%
Inkjet printers	27%	27%	27%	24%	24%	25%
Others	8%	8%	9%	8%	8%	8%
Industry and Others
Lithography equipment	25%	23%	22%	9%	10%	17%
Others	75%	77%	78%	91%	90%	83%
						(P)=Projection

5. SALES GROWTH IN LOCAL CURRENCY (Year over year)
	2014
	3rd quarter	YTD	Year (P)
Office
Japan	+1.6%	+4.6%	-
Overseas	-8.0%	-4.6%	-
Total	-6.4%	-3.1%	-1.5%
Imaging System
Japan	-17.2%	-2.4%	-
Overseas	-12.6%	-15.8%	-
Total	-13.3%	-14.0%	-10.8%
Industry and Others
Japan	-0.3%	+4.5%	-
Overseas	+5.5%	+15.7%	-
Total	+0.9%	+8.7%	+5.0%
Total
Japan	-4.6%	+2.6%	+3.2%
Overseas	-9.1%	-8.2%	-6.2%
Americas	-9.9%	-11.5%	-8.3%
Europe	-11.8%	-11.4%	-9.7%
Asia and Oceania	-5.0%	-0.0%	+1.1%
Total	-8.3%	-6.2%	-4.4%
			(P)=Projection

- S3 -

							Canon Inc.

6. PROFITABILITY
	2014		2013
	YTD	Year (P)	YTD	Year
ROE *1	8.6%	8.5%	8.4%	8.4%
ROA *2	5.9%	5.9%	5.5%	5.6%
*1 Return on Equity ; Based on Net Income attributable to Canon Inc. and Total Canon Inc. Stockholders’ Equity				(P)=Projection
*2 Return on Assets ; Based on Net Income attributable to Canon Inc.

7. IMPACT OF FOREIGN EXCHANGE RATES
	(1) Exchange rates					(Yen)
	2014				2013
	3rd quarter	YTD	4th quarter (P)	Year (P)	3rd quarter	YTD	Year
Yen/US$	104.22	103.01	108.00	104.39	98.91	96.92	97.84
Yen/Euro	137.78	139.53	137.00	138.83	131.09	127.54	130.01
							(P)=Projection

	(2) Impact of foreign exchange rates on sales (Year over year)		(Billions of yen)
	2014
	3rd quarter	YTD	Year (P)
US$	+16.0	+46.4	+74.0
Euro	+9.6	+55.0	+53.5
Other currencies	+4.9	+12.3	+17.7
Total	+30.5	+113.7	+145.2
			(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)
	2014
	4th quarter (P)
On sales
US$	4.3
Euro	1.9
On operating profit
US$	1.6
Euro	1.0
	(P)=Projection

8. STATEMENTS OF CASH FLOWS						(Millions of yen)
	2014			2013
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year
Net cash provided by operating activities	104,063	398,550	545,000	125,437	343,326	507,642
Net cash used in investing activities	(89,323)	(231,390)	(290,000)	(68,343)	(207,609)	(250,212)
Free cash flow	14,740	167,160	255,000	57,094	135,717	257,430
Net cash used in financing activities	(74,314)	(250,701)	(249,600)	(126,713)	(212,067)	(222,181)
Effect of exchange rate changes on cash and cash equivalents	22,216	1,958	(4,300)	2,366	50,193	86,982
Net change in cash and cash equivalents	(37,358)	(81,583)	1,100	(67,253)	(26,157)	122,231
Cash and cash equivalents at end of period	707,326	707,326	790,000	640,521	640,521	788,909
						(P)=Projection

- S4 -

Canon Inc.

9. R&D EXPENDITURE						(Millions of yen)
	2014			2013
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year
Office	23,758	74,457	-	26,117	77,627	105,246
Imaging System	20,262	62,228	-	20,638	62,224	84,377
Industry and Others	6,402	19,145	-	6,703	18,852	25,701
Corporate and Eliminations	24,705	71,002	-	23,940	69,856	91,000
Total	75,127	226,832	305,000	77,398	228,559	306,324
% of sales	8.6%	8.5%	8.2%	8.5%	8.5%	8.2%
						(P)=Projection

10. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION						(Millions of yen)
	2014			2013
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year
Increase in PP&E	42,277	127,294	195,000	47,076	142,884	188,826
Depreciation and amortization	66,574	190,089	265,000	69,399	201,052	275,173
						(P)=Projection

11. INVENTORIES
(1) Inventories	(Millions of yen)
	2014	2013	Difference
	Sep.30	Dec.31
Office	235,814	227,413	+8,401
Imaging System	214,146	221,368	(7,222)
Industry and Others	118,840	104,992	+13,848
Total	568,800	553,773	+15,027

(2) Inventories/Sales*	(Days)
	2014	2013	Difference
	Sep.30	Dec.31
Office	43	41	+2
Imaging System	60	53	+7
Industry and Others	149	115	+34
Total	58	52	+6
	*Index based on the previous six months sales.

12. DEBT RATIO
	2014	2013	Difference
	Sep.30	Dec.31
Total debt / Total assets	0.1%	0.1%	0.0%

13. OVERSEAS PRODUCTION RATIO
	2014	2013
	YTD	Year
Overseas production ratio	61%	57%

14. NUMBER OF EMPLOYEES
	2014	2013	Difference
	Sep.30	Dec.31
Japan	69,549	69,825	(276)
Overseas	122,388	124,326	(1,938)
Total	191,937	194,151	(2,214)

- S5 -